Vycor Medical, Inc.
6401 Congress Ave. Suite 140
Boca Raton, FL 33487

September 2, 2015

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:

Vycor Medical, Inc.—Post-Effective Amendment No. 1 to Form S-1 (File No. 333-176713 filed on July 24, 2015)-- Form AW - Application for Withdrawal of Amendment

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Vycor Medical, Inc. (the “Registrant”), hereby requests the immediate withdrawal of its Post Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-176713) (the “Amendment”) filed with the Securities and Exchange Commission on July 24, 2015. The Amendment was incorrectly filed bearing File No. 333-176713, and should instead have been filed bearing File No. 333-196334.

Accordingly, the Registrant is requesting that the Post-Effective Amendment No. 1 (Accession No. 0001206774-15-002320), be withdrawn, and the Registrant is filing a new Post Effective Amendment No. 2 to Registration Statement on Form S-1 that will be correctly labeled bearing File No. 333-196334 and include updated financial statements.

The Company confirms that no securities have been sold pursuant to the Amendment.

If you have questions regarding our request for withdrawal, please contact Robert Diener, Esq. at (310) 396-1691.

Sincerely,

VYCOR MEDICAL, INC.

By:	/s/ Peter C. Zachariou
Name: Peter C. Zachariou
Title: Chief Executive Officer